RBC Capital Markets, LLC
200 Vesey Street, 9th Floor
New York, NY 10281

May 10, 2023

Via Email: Countrymanv@sec.gov

Vanessa A. Countryman
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Registration Statement on Form S-4 (Registration No. 333-268349)

To whom it may concern:

Reference is made to the above-referenced registration statement (the "Registration Statement") of TLG Acquisition One Corp. (the "Issuer") under the Securities Act of 1933, as amended (the "Securities Act") with respect to a proposed business combination involving a merger, consolidation, exchange of securities, acquisition of assets, or similar transaction involving a special purpose acquisition company and Electriq Power, Inc. (the "Target") (the "Transaction"). The Registration Statement has not yet been declared effective as of the date of this letter. RBC Capital Markets, LLC ("RBCCM") has not been engaged by the Issuer or the Target regarding the Transaction. However, because RBCCM served as one of the Issuer's underwriters on its initial public offering, RBCCM will be entitled to its portion of the back-end fee if the Transaction is consummated.

This letter is to advise you that, effective as of May 10, 2023, our firm has (i) waived any back-end fee solely with respect to the Transaction and (ii) resigned from, or ceased or refused to act in, every capacity and relationship in which we may be described in the Registration Statement as acting or agreeing to act (including, without limitation, any capacity or relationship (A) required to be described under Paragraph (5) of Schedule A (15 U.S.C. 77aa) or (B) for which consent is required under Section 7 of the Securities Act) with respect to the Transaction.

Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the Securities Act, that none of our firm, any person who controls it (within the meaning of either Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

Please contact me at (212)301-1524 or email me at amir.emami@rbccm.com if you have any questions or require further information.

886165

Sincerely,

RBC Capital Markets, LLC

By: _____
Name: Amir R. Emani
Title: Managing Director